Exhibit 99.1

Procaps Group Acquires 1st U.S.-Based Softgel Production Facility and Pharmaceutical R&D Center to Expand Global Growth of its iCDMO Business Unit

Top 5 Global Producer of Pharmaceutical Softgels to Expand Production Capacity in the United States by 1.8 Billion Capsules Annually

USFDA Approved 86,000 Square Foot Facility Located in West Palm Beach, Florida to Accelerate Time-To-Market Response & Lower Cost of Distribution to the North American Market

BARRANQUILLA, COLOMBIA – January 12, 2022 – Procaps Group (NASDAQ: PROC), a leading integrated international healthcare and pharmaceutical company, today announced the closing of an asset purchase agreement to acquire an 86,000 sq. ft. pharmaceutical production facility located in West Palm Beach, Florida with production capacity of approximately 1.8 billion capsules per year for its iCDMO (integrated Contract and Manufacturing Organization) business unit, and is expected to increase Procaps Group’s product development capabilities by more than 70%.

The soft gelatin capsule (“Softgel”) is a solid dosage form composed of two gelatin films that contain semisolid or liquid active pharmaceutical ingredients (APIs) protected by an external, hermetically sealed cover. Softgels are designed to deliver high precision dosage by achieving homogeneity of ingredients. The Softgel capsules are well recognized in the supplement, OTC, and the prescription market for improving patient adherence to the drug and therapy by facilitating swallowing due to the texture of its shell.

The pharmaceutical production facility was purchased from Strides Pharma, Inc., a U.S. subsidiary of the Indian-based pharmaceutical corporation, the Strides Group. The facility is USFDA (United States Food and Drug Administration) approved and, in addition to the manufacturing capabilities, it offers development and analytical testing capacities, which we believe will become an important alternative for new pharmaceutical and OTC developments in highly regulated markets worldwide. Core assets included in the acquisition were several Softgel encapsulation lines, new critical support systems, automated packaging line capabilities, as well as development facilities including pilot and scale up capabilities. Procaps Group expects the facility to begin operations in May of 2022.

“This acquisition is an important milestone for our strategy of bringing soft gelatine-based innovations to all corners of the globe both via integrated CDMO solutions and our own developments,” said Ruben Minski, CEO of Procaps Group. “This facility has a strong production track record and audit history and we believe it will become a Global Center of pharmaceutical excellence. We are privileged to welcome the current facility employees into the Procaps Group family. Operationally and strategically, this expansion is an important investment for us. We believe the estimated increase in production capacities will provide us the opportunity to deliver a wider product array as we move even closer to our customers in the North American markets and to implement our ambitious global growth plans.

“This significant, long-term investment in both our manufacturing and R&D infrastructure underscores the commitment of our corporation to deliver better health and nutrition to the world through Innovative oral delivery systems. We believe our expansion to the U.S. will provide us a wider capability of delivering our pharmaceutical products to our strategic partners and ensuring the continued quality of their most valued asset, their brands.

Minski added, “We believe our new facility in Florida is strategically positioned to improve our supply chain efficiency and the cost of distribution for our products in terms of proximity to customers, especially for the NAFTA area, the largest pharmaceutical market worldwide. We anticipate that new product innovation will also be fueled by our proximity and the ability for frequent dialogue with new customers. Moreover, we believe we can now offer a new and flexible alternative to our CDMO customers in North America and provide them better access to our innovative technologies for oral delivery systems. With this facility having the capability of complying with the regulatory standards of several regulators worldwide, we expect new European and Australian customers will also show interest in having this facility develop and supply products and solutions for their own markets.”

Please visit the Softigel by Procaps Virtual Booth to learn, interact and explore the Company’s softgel and gummy innovative technologies or visit Unigel by Procaps to learn more.

About Procaps Group

Procaps Group is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in Latin America and more than 4,500 collaborators working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (“OTC”) pharmaceutical products and prescription pharmaceutical drugs (“Rx”), nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated production capacity of the acquired facility; expectations related to the facility’s ability to accelerate time-to-market response, lower cost of distribution to the North American market and improving supply chain efficiency; expectations related to the acquired facility commencing operations in May of 2022; expectations regarding Procaps Group’s global growth plans; expectations related to product development capabilities and new product innovations; and expected growth in customer base in North America, Europe and Australia. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps Group are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to recognize the anticipated benefits of the acquisition of the facility , the impact of COVID-19 on Procaps Group’s business, costs related to the acquisition and integration of the facility, changes in applicable laws or regulations, the possibility that Procaps Group may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in the Form F-1 Registration Statement filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Procaps Group’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Investor Contact:

Chris Tyson
Executive Vice President
MZ North America
Direct: 949-491-8235
PROC@mzgroup.us